SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

3PAR INC.

(Name of Subject Company)

3PAR INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88580F109

(CUSIP Number of Class of Securities)

Alastair A. Short

Vice President of Legal and General Counsel

3PAR Inc.

4209 Technology Drive

Fremont, California 94538

(510) 413-5999

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Robert P. Latta, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing includes the following document relating to the proposed acquisition of 3PAR Inc. (the “Company”) by Dell Inc. (“Dell”) pursuant to the terms of an Agreement and Plan of Merger dated August 15, 2010 by and among the Company, Dell and Dell Trinity Holdings Corp., a wholly-owned subsidiary of Dell: (i) a supplement to the Company’s 2007 Employee Stock Purchase Plan prospectus sent to the Company’s employees, (ii) a cover email sent to the Company’s EMEA channel partners, (iii) a form of letter sent to the Company’s customers which was attached to the email sent to the Company’s channel partners and (iv) “Frequently Asked Questions” sheets provided to the Company’s channel partners and reseller managers which was attached to the email sent to the Company’s channel partners.

3PAR Inc.

2007 Employee Stock Purchase Plan

Prospectus

The date of this supplement to the prospectus is August 16, 2010

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933

INTRODUCTION

3PAR previously distributed to you the prospectus for the 3PAR Inc. 2007 Employee Stock Purchase Plan (the “ESPP”). The prospectus (the “Prospectus”) summarizes the major features of the ESPP. This notice serves as a supplement (the “Supplement”) to the Prospectus. The purpose of this Supplement is to update the Prospectus by adding new information pertaining to the changes outlined above. Please keep this document with the remainder of the Prospectus.

This Supplement constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

INFORMATION REGARDING TRANSACTION

On August 15, 2010, 3PAR Inc. (the “Company” or “3PAR”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dell Inc. (“Dell”) and Dell Trinity Holdings Corp. (the “Purchaser”). In accordance with the terms of the Merger Agreement, the Purchaser will launch a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock. Following the expiration of the Offer, the Purchaser will merge with and into the Company, which, if completed, will result in the Company becoming a wholly-owned subsidiary of Dell (the “Merger”).

Please read this Supplement carefully, as it explains certain important information regarding the terms of your current participation in the ESPP.

IMMEDIATELY EFFECTIVE CHANGES TO THE ESPP

Pursuant to the terms of the Merger Agreement, and as permitted by the terms of the ESPP, and effective with the signing of the Merger Agreement:

(1) No participants in the ESPP will be permitted to increase his or her payroll deductions into the current Offering Periods (as defined in the ESPP); and

(2) No new participants will be permitted to join the current Offering Periods in progress under the ESPP.

In the coming days and weeks, you will receive additional information regarding the effect of the Offer and the Merger on your current participation in the ESPP.

FOR FURTHER INFORMATION

If you have any questions about this Supplement, please contact 3PAR’s Human Resources Administration department as follows:

ATTN: Human Resources Administration

3PAR Inc.

4209 Technology Drive

Fremont, CA 94538

(510) 413-5999

Copies of this Prospectus, the Supplement, and any other supplements to the Prospectus, and further information concerning the ESPP and its administration also are available free of charge by calling or writing Human Resources Administration.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The planned tender offer described in this prospectus has not yet commenced. The description contained in this prospectus is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Dear [name of contact person(s)],

Yesterday we announced a definitive agreement for Dell to acquire 3PAR in a cash transaction at $18 per share, valuing the company at $1.15 billion. This announcement will undoubtedly create many mixed emotions with you our partner and representatives for [territory of channel partner].

Since 3PAR was founded in May, 1999, we have experienced tremendous growth and established our reputation as a technology innovator in the high-end enterprise storage market. We have together built a loyal, installed customer base that spans important vertical markets including Hosting, Web 2.0 Internet, Financial Services, Healthcare, and Government accounts in [territory of channel partner]. Our success and expansion in EMEA has been through a strategy with our partner network. [Channel partner] is the reason behind this success in [territory of channel partner]. 3PAR in EMEA has always operated with either one or a very small number of partners who in effect become 3PAR’s franchise. We adopted this approach because it allows us to partner with [channel partner] much more closely and have them act as a true extension of 3PAR. This enables us to maintain an excellent, tight-knit relationships with you as we have demonstrated by leveraging your expertise in selling high end storage, your reputation and credibility in the [territory of channel partner] market space.

The alternative strategy would have been to have multiple resellers, each of whom is treated in a relatively hands-off manner in order to maintain fairness. We do not believe that latter strategy is effective in selling 3PAR high-end storage, or is in the best interests of our mutual end user customers.

The potential for our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive presence in the market. [Channel partner] remains the only support mechanism for us in [territory of channel partner], and therefore are strategic to our growing business. This process for this merger will take time to roll out. We will work closely with you to protect the investments you have made in 3PAR and consult with you during the transition.

The Dell opportunity represents a huge growth potential for us both, Dell already provide products to 85% of organisations with more than 500 employees including most Fortune 1000 enterprises. Dell should enables us to sell easier to some of the IT-as-a-Service market place, which has always been a primary target vertical for 3PAR. Dell also enables us both to scale out into the Public Sector where they have a dominant market share. Also consider the potential that exists with the combination of 3PAR, Exanet Network Attached Storage (NAS) and Ocarina compression and de-duplication technology. With this proposed merger, Dell will have collected one of the most powerful combinations of next generation storage architectures under one roof.

We need to work smart and sell more faster to ensure that [channel partner] gets off to a flying start and becomes with 3PAR the dominant player in [territory of channel partner]. We have already formed the foundations of an awesome partnership that I can only see will grow to bigger and better things!

I want to personally thank you and our colleagues at [channel partner] for the support, professionalism and passion you have representing 3PAR in [territory of channel partner] and [territory of channel partner]. I am personally proud to be associated with you all and it is a real privilege to work with you all. I look forward to continuing our fruitful relationship with [channel partner] and continue to grow it for many years.

We look forward to making [territory of channel partner] a HUGE success with [channel partner] as a key component of this success!

I have attached an email to send to our mutual customers and an a Frequently Asked Question sheet for your reference.

Please do not hesitate to reach out to me – I will be providing some dates for a face-to-face visit to you shortly.

Kindest Regards

Joao

# # #

The planned tender offer described in this email has not yet commenced. The description contained in this email is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this email that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

[3PAR Logo]

Date: 17th August 2010

RE: Dell Acquisition of 3PAR

Dear Customer,

Yesterday, August 16, 2010, Dell entered into a definitive agreement to acquire 3PAR. We at 3PAR are excited about this opportunity to enhance our brand and serve you, our customer, more broadly.

This proposed transaction will have no change on your current 3PAR installation. Your support contract terms will not change and will continue to be honored as-is after the proposed transition occurs. This transaction will also not affect your current or planned purchases. Any outstanding quotes will be honored and any new quotes will continue to come from your 3PAR account team or [name of channel partner]. 3PAR products will continue to be offered after the proposed transaction is completed. In addition, there are no plans to move the current operations.

You might also be wondering how such a move might affect 3PAR’s product roadmap. 3PAR currently has a strong roadmap of features planned. Subject to customary closing conditions, Dell plans to maintain and invest in additional engineering and sales capability. There are also complementary products that are a part of the Dell portfolio that may also become more tightly integrated or available with 3PAR storage.

Pending regulatory approval, this transaction is anticipated to close by the end of this calendar year. Until then, 3PAR and Dell will continue to operate as separate companies until the transaction closes.

If you have any questions, please do not hesitate to contact your 3PAR account team or [name of channel partner].

Kindest Regards

Joao

Joao Silva

3PAR EMEA Regional Director

3PAR Limited

Knyvett House,

The Causeway

Staines, Middlesex,

TW18 3BA

England

# # #

The planned tender offer described in this letter has not yet commenced. The description contained in this letter is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s Investor Relations department at 510-897-4622. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this letter that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.

3PAR Partner FAQ

So what was announced this morning?

“On August 16th, Dell has entered into a definitive agreement to acquire 3PAR. While subject to customary closing conditions, below is some information on potential impact to your business from this announcement.

Why it is good for 3PAR?

“The combination of 3PAR’s virtualized storage platform bolstered by Dell massive reach and supply chain advantages provide a huge opportunity for us all. Our objective has always been to be the dominant storage supplier to the public and private cloud, and this transaction represents the next major step in that strategy. You will be glad to know that Dell plans to maintain and invest in additional engineering and sales capability, and there are no plans to move the current operations.”

Why it will be good for the reseller?

“The potential for our business after the transition will be greater than ever as we do our best to take advantage of Dell’s massive presence in the market. Our Profile 3 partners remain the only support mechanism for us in each country, and therefore are strategic to our growing business. This process will take time to roll out. We will work with you to protect the investments you have made in 3PAR and consult with you during the transition.

Q&A

Why did Dell acquire 3PAR?

As your organization has seen, Dell recognized 3PAR’s leadership in utility computing and offering unique value as the tectonic shift towards computing in the cloud proceeds. The combined companies will offer a stronger brand, richer feature set and better costs.

When does this acquisition become effective?

Pending regulatory approval, the transaction is anticipated to close by the end of this calendar year and it will be funded with existing cash. 3PAR and Dell will continue to operate as separate companies until the transaction closes.

How does the acquisition of 3PAR affect your existing customers?

This proposed transaction will have no change on your current 3PAR customer installations. Support contract terms will not change and will continue to be honored as-is after the proposed transaction occurs.

What will happen to 3PAR products?

Dell has acquired 3PAR primarily for access to 3PAR’s industry leading products to better address customer’s virtual data center requirements. Existing products will continue to be supported.

How will this transaction affect my business?

In the short term, nothing changes. Between now and the planned transaction close, we will communicate with you as much as we possibly can to keep you up to date.

Does this affect how I purchase 3PAR products?

This transaction will not affect current or planned purchases. Any outstanding quotes will be honored and any new quotes should continue to be developed with your 3PAR account team.

Will the 3PAR brand persist through the transition?

Yes, the 3PAR brand will be maintained.

Please do not hesitate to contact me, or my team if you wish to discuss further or have additional questions.

Kindest Regards

Joao

EMEA Regional Director

+44 (0) 7764 200282

The planned tender offer described in this presentation has not yet commenced. The description contained in this presentation is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them by contacting 3PAR’s [Investor Relations Department] at 510-668-9328. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

Statements in this presentation that relate to future results and events are forward-looking statements based on 3PAR’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, 3PAR’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in 3PAR’s Securities and Exchange Commission reports, including but not limited to the risks described in 3PAR’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010. 3PAR assumes no obligation and does not intend to update these forward-looking statements.